UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
RedSwan pc inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
May 2, 2018

Physical address of issuer
4201 Main Street, Suite 300, Houston, TX 77002

Website of issuer
https://www.redswan.io

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,066,564	$1,108,702
Cash & Cash Equivalents	$255,099	$824,470
Accounts Receivable	$0.00	$0.00
Short-term Debt	$115,084	$83,697
Long-term Debt	$521,412	$216,244
Revenues/Sales	$453,500	$260,813
Cost of Goods Sold	$194,862	$91,364
Taxes Paid	$0.00	$0.00
Net Income	-$541,724	-$708,020


April 26, 2024

FORM C-AR

RedSwan PC Inc




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by RedSwan pc inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.redswan.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2024

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 5
    The Business 6
RISK FACTORS 6
    Risks Related to the Company's Business and Industry 6
BUSINESS..14
    Description of the Business..14
    Business Plan 14
    History of the Business 15
    The Company's Products and/or Services 15
    Competition..15
    Supply Chain and Customer Base...15
    Intellectual Property 15
    Governmental/Regulatory Approval and Compliance..16
    Litigation 16
    Other..16
DIRECTORS, OFFICERS AND EMPLOYEES 16
    Directors...16
    Officers of the Company 17

Employees 18
CAPITALIZATION AND OWNERSHIP 18
   Capitalization 18
   Ownership 20
FINANCIAL INFORMATION 20
   Operations 20
   Liquidity and Capital Resources 21
   Capital Expenditures and Other Obligations...21
   Material Changes and Other Information 21
   Trends and Uncertainties..21
   Restrictions on Transfer 21
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 21
   Related Person Transactions 22
   Conflicts of Interest..22
OTHER INFORMATION 22
   Bad Actor Disclosure 22
EXHIBITS 25
   EXHIBIT A 26

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

RedSwan pc inc (the "Company") is a Delaware Corporation, formed on May 2, 2018.

The Company is located at 4201 Main Street, Suite 300, Houston, TX 77002 .

The Company's website is https://www.redswan.io.

The information available on or through our website is not a part of this Form C-AR.

The Business

RedSwan CRE was founded in early 2018 with the vision to transform the nature of capital markets tied to the commercial real estate ("CRE") industry. Specifically, Red Swan is using blockchain technology to tokenize equity limited partnership shares of Class A and B CRE properties.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our company is a relatively new company with six years of operating experience and has been bootstrapping operations with limited investor capital financing.
The company was formed as a Texas LLC in 2018 and converted to a Delaware corporation later that same year. The company started with a business plan to move slowly into the digital asset space and gradually grow its technical and administrative base. The focus was to limit monthly burn and conserve cash reserves since its initial investment from founders and strategic investors. Management has postposed taking salaries and received equity stock incentives to continue focusing on meeting goals and objectives. Today, RedSwan believes it is a complete commercial real estate and capital markets solution provided from the create of its security tokens, issuance, asset management, and liquidity assistance for investors and sponsors.

The company has incurred a net loss since inception; however, it has also been able to generate service revenue from customers. There is no assurance that the company will ever be profitable and overcome the difficulties most startups face from lack of sustainable capital.

The development and commercialization of the company's products and services are highly competitive.
The company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The equity crowdfunding and tokenization markets are emerging industries where new competitors are entering the market frequently. Many of the company's competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the company to develop and commercialize services. These competitors also compete with the company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the company's competitors may commercialize products more rapidly or effectively than the company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model.
Although the company estimates that it has enough runway for the next 12 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other company operations after the raise. Doing so would require additional revenue or funding.

We operate in a highly regulated industry.
Regulation of smart contracts, tokens, and token offerings is highly regulated by entities such as, the SEC, FINRA, and State Security Regulators. Further, we are a RIA, as such, we must comply with stringent regulations. As will our broker dealer. RedSwan Markets, LLC. Failure by the company or certain users to comply with any laws, rules, and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines.

The Company projects aggressive growth.
If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking
statements.

The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token offerings, is uncertain, and new regulations or policies may adversely affect the development of the Company's products.

Regulation of tokens and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is being developed and likely to rapidly evolve. Regulations on token offerings vary significantly among international, federal, state, and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such tokens. Failure by the Company or certain users to comply with any laws, rules, and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines.

The Company may not receive necessary regulatory approvals to publicly offer tokens via a registration statement.
Prior to the commencement of a sale of any tokens to the public, the Company may need regulatory approvals, and/or "no action" clearances, from the SEC and possibly state securities regulators. If the Company is not able to obtain these regulatory approvals or "no action" clearances, it may have to reconfigure the offering of tokens so that it satisfies regulatory requirements. If the Company cannot obtain the necessary approvals, it may not be able to launch or distribute tokens effectively or at all.

The Company has outstanding liabilities. The Company entered into an EIDL agreement during fiscal year 2020, the
credit facility size being $62,500. The interest rate is 3.75% per annum. The total outstanding balance as of December 31, 2023 was $62,500.

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although
the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the

United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current
owners of 20% or more beneficially own up to 62.63% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed Preferred Stock may be subject to dilution. Purchasers of Series Seed Preferred
Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and/or SPV will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state

law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company
or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently
intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market driven
stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

RedSwan CRE was founded in early 2018 with the vision to transform the nature of capital markets tied to the commercial real estate ("CRE") industry. Specifically, Red Swan is using blockchain technology to tokenize equity limited partnership shares of Class A and B CRE properties.

Business Plan

RedSwan earns recurring and one-time revenue streams: ○ Success based fee of 4-5% on capital raised for CRE sponsors ○ Up-front fee charged to CRE sponsors for deal due diligence, underwriting and asset tokenization ○ Asset management fee of 1.5% per annum on digital asset tokens issued ○ Secondary market trading fees (pricing and rates TBD)

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Digital Security Tokens	CRE ownership	Real Estate, Investment

In-house platform to facilitate secondary market trading of real estate tokens and discussions with digital asset exchanges on connecting with their environment for trading.

Through a simple interface, investors can browse off market digital asset security CRE investment opportunities in a growing number of markets.

Governmental/Regulatory Approval and Compliance

Regulations on token offerings vary significantly among international, federal, state, and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, orother actions, which may severely impact the development, growth, adoption, and utility of such tokens.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened against the Company.

Other

The Company's principal address is 4201 Main Street, Suite 300, Houston, TX 77002

The Company conducts business in Texas.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Edward Nwokedi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Redswan, Founder & CEO (March 2018 - Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Redswan, Founder & CEO (March 2018 - Present). Set company strategy and key product initiatives. Establish close relationships with CRE sponsors in order to grow the Marketplace. Identify commercial partnership opportunities in the blockchain/STO and traditional financial services industries. Continually dialogue with potential new investors. Grow awareness of company through public relations and media activities.

Name

Don Oparah

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Head of Technology (March 2018 - Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Redswan, Advisor & Investor (March 2018 – Present). Investor and advisor to the company. Assist with making introductions to CRE sponsors that have compelling investment opportunities that can be added to the Marketplace vendors.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	6,250,000
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	2018 Equity Incentive Plan
Amount outstanding	2,215,000
Voting Rights	If exercised
Anti-Dilution Rights	If exercised
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	
Name of creditor	EIDL
Amount outstanding	$62,500
Interest rate and payment schedule	3.75% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	
Name of creditor	
Amount outstanding	
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Shares	125,401	$761,492	Invest in new issuance technology, additional personnel, and marketing.	2021	Regulation CF
SAFE (Simple Agreement for Future Equity)		$275,000	Invest in new issuance technology, additional personnel, and marketing.	2023	Regulation D
Non-Voting Common Stock	0	0	Invest in new issuance technology, additional personnel, and marketing.	2023 – open offer	Regulation CF

Ownership

A majority of the Company is owned by Edward Nwokedi.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Edward Nwokedi	62.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$260,813.00	-$819,384.00	$0.00

Operations

We do not expect to achieve profitability during the next 12 months; however, we do plan to generate revenue to cover operational expenses as we stabilize our platform. Our sales team has several projects under development which will provide a constant flow of revenue for RedSwan CRE.

Liquidity and Capital Resources

On September 20, 2023 the Company conducted an offering pursuant to Regulation CF. The offer is still open.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

The company has deposited funds so that its subsidiary RedSwan DAF (Digital Asset Fund) dba RedSwan PC, Inc. could open and maintain a bank account. As of both December 31, 2023, and December 31, 2023, funds deposited amounted to $45,000.

In 2022 and 2023, the company deposited funds so that its subsidiary RedSwan Markets LLC could open and fund a bank account. As of December 31, 2023, funds deposited amounted to $115,850.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Edward Nwokedi
(Signature)

Edward Nwokedi
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Edward Nwokedi
(Signature)

Edward Nwokedi
(Name)

Founder & CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Red Swan PC, Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

(Expressed in United States Dollars)

RED SWAN PC INC.
BALANCE SHEET

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	255,099	$	824,470
Due from related party		158,850		47,000
Prepaids and other current assets		547,302		131,919
Total current assets		**961,251**		**1,003,389**
Right of use assets		105,313		105,313
Total assets	$	**1,066,564**	$	**1,108,702**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	32,923	$	32,923
Credit card		40,597		9,210
Current portion of long-term debt		9,549		9,549
Right of use liability, current portion		25,716		25,716
Other current liabilities		6,299		6,299
Total current liabilities		**115,084**		**83,697**
Long-term debt, net		51,731		52,951
Right of use liability		79,597		79,596
SAFE(s)		275,000		-
Total liabilities	$	**521,412**	$	**216,244**
STOCKHOLDERS' EQUITY				
Common Stock	$	63	$	63
Preferred Stock		3		3
Equity Issuance Costs		(85,991)		(85,991)
Additional Paid in Capital (APIC)		2,171,774		2,171,774
Retained earnings/(Accumulated Deficit)		(1,540,697)		(1,193,391)
Total stockholders' equity		**545,152**		**892,458**
Total liabilities and members' equity	$	**1,066,564**	$	**1,108,702**

See accompanying notes to financial statements.

RED SWAN PC INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net revenue	$ 453,500	$ 260,813
Cost of services	194,862	91,364
Gross profit	258,638	169,449
Operating expenses		
Personnel	221,667	326,137
Professional services	260,718	201,482
General and administrative	204,433	131,569
Sales and marketing	105,543	230,396
Total operating expenses	792,361	889,584
Operating income/(loss)	(533,723)	(720,135)
Interest expense	8,103	8,103
Other Loss/(Income)	(102)	(218)
Income/(Loss) before provision for income taxes	(541,724)	(728,020)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$ (541,724)**	**$ (728,020)**

See accompanying notes to financial statements.

RED SWAN PC INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2023

(USD $ in Dollars, except per share data)	Common Stock		Preferred Stock		Additional Paid In Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2020	**6,250,000**	**$ 63**	**-**	**$ -**	**$ 302,807**	**$ -**	**$ (476,398)**	**$ (173,528)**
SAFE conversion	-	-	130,858	1	907,721	-	-	907,722
Retained earnings adjustment	-	-	-	-	-	-	(149,946)	(149,946)
Stock based compensation	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	200,024	200,024
Balance—December 31, 2021	**6,250,000**	**$ 63**	**130,858**	**$ 1**	**$ 1,210,528**	**$ -**	**$ (426,320)**	**$ 784,272**
Issuance of Preferred Stock	-	-	209,610	2	961,245	(85,991)	-	875,256
Stock based compensation	-	-	-	-	1	-	-	1
Retained earnings adjustment	-	-	-	-	-	-	(39,051)	(39,051)
Net income/(loss)	-	-	-	-	-	-	(728,020)	(728,020)
Balance—December 31, 2022	**6,250,000**	**$ 63**	**340,468**	**$ 3**	**$ 2,171,774**	**$ (85,991)**	**$ (1,193,391)**	**$ 892,458**
Issuance of Preferred Stock	-	-	-	-	-	-	-	-
Stock based compensation	-	-	-	-	1	-	-	1
Retained earnings adjustment	-	-	-	-	-	-	194,417	194,417
Net income/(loss)	-	-	-	-	-	-	(541,724)	(541,724)
Balance—December 31, 2023	**6,250,000**	**63 #**	**340,468**	**3 #**	**2,171,775**	**(85,991)**	**(1,540,698) -**	**545,152**

See accompanying notes to financial statements.

RED SWAN PC INC.
STATEMENTS OF CASH FLOWS

As of December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(541,724)	$	(728,020)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share based compensation expense		1		1
Equity reconciliation adjustment		190,977		(39,051)
Changes in operating assets and liabilities:				
Due from related party		(113,850)		(2,000)
Prepaids and other current assets		(415,383)		(128,177)
Accounts payable				-
Credit Card		31,387		9,210
Other current liabilities		1,220		2,482
Net cash provided/(used) by operating activities		**(847,372)**		**(885,555)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment				-
Net cash used in investing activities				-
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from note payables, net		275,000		-
SAFE conversion		-		-
Capital contributions		-		875,256
Net cash provided/(used) by financing activities		**275,000**		**875,256**
Change in cash		(572,372)		(10,299)
Cash—beginning of year		824,470		834,769
Cash—end of year	$	**252,098**	$	**824,470**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest		$		-
Cash paid during the year for income taxes		$		-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for		$		-
Conversion of debt into equity		$		-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Red Swan PC was initially formed on February 16, 2018 ("Inception") in the State of Texas as an LLC. On May 2, 2018 Red Swan PC converted to Red Swan PC Inc., a Delaware C Corporation. The financial statements of Red Swan PC Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

Red Swan PC is a commercial real estate tokenization platform and marketplace for institutional quality opportunities transformed into digital security tokens. Building owners and investors can both receive early liquidity on high quality, off market real estate through their computer, laptop or smartphone. Joining Red Swan PC's selected clientele of investors makes investment acquisition easier and more efficient. Red Swan is a private client catering towards those interested in quality, commercial real estate investment opportunities. Through a simple interface, investors can browse off market digital security CRE investment opportunities in a growing number of markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $5,099 and $574,470, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be

identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from services provided through commercial real estate tokenization platform.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $105,543 and $230,396 which is included in sales and marketing expenses.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain office space under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of office space.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 128,591	$ 128,591	$ 128,591
Liabilities				
Current Portion of Lease Obligation	-	23,279	23,279	$ 23,279
Lease Obligation	-	105,313	105,313	$ 105,313
Deferred Rent Current	-	-	-	$ -
Deferred Rent Non-current	-	-	-	$ -
Equity				
Retained Earnings	-	-	-	$ -
Total	$ -	$ -	$ -	$ -

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets comprise primarily deposits, account payables consist primarily of trade payables and credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage. Other current liabilities comprise primarily loan interest.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares designated as Common Stock with a par value of $0.00001. As of both December 31, 2023, and December 31, 2022, 6,250,000 Common Shares have been issued and outstanding.

On September 20, 2023, The Company offered up to $5,000,000 worth of Non-Voting Common Stock. The investment will be made through RedSwan Seed Select SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $200,000 (the "Target Amount"). The company must reach its Target Amount of $200,000 by April 29, 2024, the end date of the offering.

Preferred Stock

The Company is authorized to issue 2,000,000 shares designated as Preferred Stock with a par value of $0.00001. As of December 31, 2023, and December 31, 2022, 340,468 and 340,868 Preferred Shares have been issued and outstanding, respectively.

5. SHARE-BASED COMPENSATION

Sharebased compensation

During 2018, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 2,215,000 shares of its Common Stock pursuant to the Plan, which provides for

restricted shares awards to employees. As of December 31, 2023, the Company had 1,570,084 shares of common stock available for future issuance of awards under the 2018 Plan.

6.   DEBT

Loans

During the years presented, the Company has entered into loans. The details of the Company's loans and the terms are as follows:

Debt instrument name	Principal amount	Interest rate	Borrowing period	Maturity date	For the Year ended December 2023					For the Year ended December 2022				
					Interest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness	Interest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness
EIDL loan	$62,500	3.75%	Fiscal year 2020	5/12/2050	$2,481	$6,299	$9,549	$52,951	$62,500	$2,481	$6,299	$9,549	$52,951	$62,500
Total					$2,481	$6,299	$9,549	$52,951	$62,500	$2,481	$6,299	$9,549	$52,951	$62,500

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2023	
2024	9,549
2025	2,083
2026	2,083
2027	2,083
2028	2,083
Thereafter	44,619
Total	**$62,500**

The Company entered an EIDL agreement during fiscal year 2020, the credit facility size being $62,500. The interest rate is 3.75% per annum. The total outstanding balance as of December 31, 2023 and December 31, 2022 was $62,500.

7.   LEASES

In August 2021, the Company entered into lease agreement for renting of business premises. The lease has an original period expiring on July 31, 2026. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

8.   RELATED PARTY TRANSACTIONS

The Company has deposited funds so that related party RedSwan DAF (Digital Asset Fund) dba RedSwan CRE could open and maintain bank account. As of both December 31, 2023 and December 31, 2022 funds deposited amounted to $45,000.

In 2022, the Company deposited funds so that related party RedSwan Markets LLC could open and maintain bank account. As of December 31, 2023 funds deposited amounted to $115,850.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022consists of $0 for each each.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,795,856. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. The management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2023 and December 31, 2022.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023 and December 31, 2022 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

There have been no other events or transactions during this time which would have a material effect on these financial statements.